Exhibit 99.39

FIFTH FACTORING AMENDING AGREEMENT

THIS FIFTH FACTORING AMENDING AGREEMENT (this “Fifth Amending Agreement”) is dated as of June 25, 2024, by and between NURAN WIRELESS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”), and ADVANCE FACTORING INC., a corporation existing under the laws of the Province of Ontario (the “Factor”). The Corporation and the Factor are referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties entered into a factoring agreement dated August 28, 2023 (the “Factoring Agreement”);

AND WHEREAS the Parties entered into a factoring amending agreement dated August September 27, 2023 (the “Amending Agreement”), which was subsequently amended by a second factoring amending agreement dated November 29, 2023 (the “Second Amending Agreement”), which was subsequently amended by a third factoring amending agreement dated December 22, 2023 (the “Third Amending Agreement”), which was subsequently amended by a fourth factoring amending agreement dated April 2, 2024 (the “Fourth Amending Agreement”);

AND WHEREAS, all capitalized terms used in this Fifth Amending Agreement which are not otherwise defined herein will have the meanings ascribed thereto in the Factoring Agreement;

AND WHEREAS the Parties have agreed to further amend the terms of the Factoring Agreement as detailed herein;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	The Parties hereby confirm that all payments pursuant to Section 4.5 in the Factoring Agreement, as amended pursuant Section 1 of the Fourth Amending Agreement, have been made.

2.	The Factor agrees to execute the waiver and subordination request attached hereto as Schedule “A” and the letter of commitment attached hereto as Schedule “B”.

3.	Effective as of April 2, 2024, Section 3 of the Fourth Amending Agreement is hereby amended to delete “Schedule 3 (revised April 2024)” with “Schedule 3 (revised April 2024 version 2)” attached hereto as Schedule “C”, effective as of April 2, 2024.

4.	Effective as of April 2, 2024, Section 1 of the Fourth Amending Agreement is hereby amended to delete the reference to “$11,986,052.44” and is hereby replaced with “$12,368,543.79”.

5.	The Parties hereby confirm that as of the date hereof (prior to the additional purchases below) the Factor is owed CAD$12,223,466.68 being comprised of CAD$10,502,690.16 (US$7,779,770.49) on account of Approved Accounts and $1,720,776.51 of accrued but unpaid interest. The CAD$10,502,690.16 (US$7,779,770.49) is a result of the Initial Approved Accounts that were subject to a Recourse Notice prior to the date hereof listed on Schedule “D” attached hereto, for a total of CAD$2,2027,470.68 comprised of CAD$1,865,853.63 (US$$1,382,113.81) on account of Approved Accounts and CAD$161,617.05 of accrued interest.

6.	The reference to “US$1.35:CAD$1” in Schedule 1 in the Factoring Agreement is hereby deleted and replaced with “US$1.37:CAD$1”.

7.	Amend Section 4.5 in the Factoring Agreement, as amended by Section 1 of the Fourth Amending Agreement and herein, as follows:

(a)	Delete the reference to “$12,368,543.79” and is hereby replaced with “$17,886,251.50”.

(b)	Delete the reference to “$7,303,340.95” and is hereby replaced with “such amount equal to $7,303,340.95 plus USD$2,000,000, to be funded in USD or CAD at the Factor’s discretion”.

(c)	Add 4.5.5 as follows: “cash payments totaling USD$2,000,000, to be funded in USD or CAD at the Factor’s discretion, payable to the Seller by wire, in tranches, within five (5) business days following a request by the Seller, provided that no single request exceeds USD$100,000 and ten (10) Business Days have passed since the prior request.”

8.	The reference to “approximately 62.87%” in Schedule 1 in the Factoring Agreement is hereby deleted and replaced by “such percentage agreed to by the parties at such time for any future purchases”.

9.	Schedule 3 in the Factoring Agreement, as amended pursuant to Section 8 of the Second Amending Agreement, as amended pursuant to Section 3 of the Fourth Amending Agreement, and herein, is hereby deleted and replaced with “Schedule 3 (revised June 2024)” attached hereto as Schedule “E”, which includes the repurchase of the following Initial Approved Accounts that were subject to a Recourse Notice prior to the date hereof:

Invoice Category	Invoice number	Date	($USD)	($CAD)
Services – DRC	NR10283	2022-12-31	$110,511.21	$149,190.13
Services – Cameroon	NR10258	2022-09-30	$251,703.69	$339,799.98
Equipment – Cameroon	NR10145	2022-01-27	$181,318.85	$244,780.45
		TOTAL	$543,533.75	$733,770.56

10.	The reference to “30 days” in Section 13.1.9 in the Factoring Agreement, as amended pursuant the Section 3 of the Amending Agreement to “60 days”, as amended pursuant the Section 6 of the Second Amending Agreement to “125 days”, as amended pursuant the Section 2 of the Third Amending Agreement to “156 days”, as amended pursuant the Section 9 of the Fourth Amending Agreement to “246 days”, is hereby deleted and replaced with “1 year”.

11.	This Fifth Amending Agreement is conditional upon the Corporation fulfilling all the conditions precedent for an initial drawdown by the Corporation from the FEI Financing (or waived by the facility agent in respect of the FEI Financing, on or before July 15, 2024.

12.	In all other respects the terms and conditions set forth in the Factoring Agreement and the Amending Agreement shall remain unamended.

13.	It is agreed and understood that this Fifth Amending Agreement may be executed by way of facsimile transmission and, further, may be executed in any number of counterparts and all such counterparts shall, for all purposes, constitute one agreement binding on the Parties hereto, providing each party hereto has executed at least one counterpart, and shall be deemed to be an original notwithstanding that all Parties are not signatory to the same counterpart.

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14.	This Fifth Amending Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF the Parties have executed this Fifth Amending Agreement as of the date first above written.

NURAN WIRELESS INC.

Per:	/s/ “Francis Letourneau”
Authorized Signatory

ADVANCE FACTORING INC.

Per:	/s/ “Shimshon Posen”
Authorized Signatory

Pursuant to the Guarantee between the Parties dated August 28, 2023, the undersigned hereby acknowledges and confirms that the amounts included in this Fifth Amending Agreement are covered by the Guarantee.

NURAN WIRELESS INC.

Per:	/s/ “Francis Letourneau”
Authorized Signatory

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SCHEDULE “A”

WAIVER AND SUBORDINATION REQUEST

SCHEDULE “B”

LETTER OF COMMITMENT

SCHEDULE “C”

WAIVER AND SUBORDINATION REQUEST

Schedule 3 (April 2024 version 2)
Initial Approved Accounts

	Deemed Exchange Rate (USD:CAD)		1.35

	Category	($USD)	($CAD)
	Equipment – DRC	$868,291.77	$1,172,193.89
	Equipment – Cameroon	$779,252.12	$1,051,990.36
	Services – DRC	$3,235,535.69	$4,367,973.18
	Services – Cameroon	$3,152,830.91	$4,256,321.73
	MINTA	$1,125,973.80	$1,520,064.63
	TOTAL	$9,161,884.29	$12,368,543.79

COMPRISED OF THE FOLLOWING

Invoice Category	Invoice number	Date	($USD)	($CAD)	Notes

Equipment – DRC	NR10127	2021-11-25	$287,266.65	$387,809.98
Equipment – DRC	NR10143	2021-12-08	$30,460.22	$41,121.30
Equipment – DRC	NR10189	2022-06-17	$354,776.55	$478,948.34
Equipment – DRC	NR10207	2022-08-24	$87,472.00	$118,087.20
Equipment – DRC	NR10207	2022-08-24	$1,897.35	$2,561.42
Equipment – DRC	NR10207	2022-08-24	$106,419.00	$143,665.65
Equipment – DRC		TOTAL	$868,291.77	$1,172,193.89

Equipment – Cameroon	NR10107	2021-08-01	$31,026.90	$41,886.32
Equipment – Cameroon	NR10109	2021-08-01	$279,044.15	$376,709.60
Equipment – Cameroon	NR10145	2022-01-27	$181,318.85	$244,780.45
~~Equipment – Cameroon~~	~~NR10187~~	~~2022-06-07~~	~~$171,773.55~~	~~$231,894.29~~	Recourse Notice (March 20, 2024)
Equipment – Cameroon	NR10187	2022-06-07	$171,773.55	$231,894.29	Added Pursuant to 4th Amendment
Equipment – Cameroon	NR10190	2022-06-08	$1,402.12	$1,892.86
Equipment – Cameroon	NR10206	2022-08-24	$27,651.00	$37,328.85
Equipment – Cameroon	NR10206	2022-08-24	$39,350.85	$53,123.65
Equipment – Cameroon	NR10206	2022-08-24	$24,281.70	$32,780.30
Equipment – Cameroon			$23,403.00	$31,594.05
Equipment – Cameroon		TOTAL	$779,252.12	$1,051,990.36

Services – DRC	NR10248	2022-09-30	$77,333.50	$104,400.23
Services – DRC	NR10250	2022-09-30	$418,021.62	$564,329.19
Services – DRC	NR10252	2022-09-30	$382,565.46	$516,463.37
Services – DRC	NR10256	2022-09-30	$234,000.00	$315,900.00
Services – DRC	NR10280	2022-12-31	$40,158.52	$54,214.00
Services – DRC	NR10281	2022-12-31	$87,170.95	$117,680.78
~~Services – DRC~~	~~NR10283~~	~~2022-12-31~~	~~$110,511.21~~	~~$149,190.13~~	Recourse Notice (March 7, 2024)
Services – DRC	NR10283	2022-12-31	$110,511.21	$149,190.13	Added Pursuant to 4th Amendment
Services – DRC	NR10286	2022-12-31	$376,800.00	$508,680.00	Added Pursuant to 4th Amendment
Services – DRC	NR10299	2023-03-31	$19,487.50	$26,308.13
Services – DRC	NR10301	2023-03-31	$66,799.78	$90,179.70
Services – DRC	NR10303	2023-03-31	$107,436.27	$145,038.96
Services – DRC	NR10305	2023-03-31	$200,000.00	$270,000.00	Added Pursuant to 4th Amendment
Services – DRC	NR10341	2023-06-30	$15,337.50	$20,705.63
Services – DRC	NR10340	2023-06-30	$72,968.75	$98,507.81
Services – DRC	NR10339	2023-06-30	$200,000.00	$270,000.00
Services – DRC	NR10338	2023-06-30	$86,050.27	$116,167.86
~~Services – DRC~~	~~NR10353~~	~~2023-07-31~~	~~$123,381.45~~	~~$166,564.96~~	Recourse Notice (Feb. 22, 2024)
Services – DRC	NR10353	2023-07-31	$123,381.45	$166,564.96	Added Pursuant to 4th Amendment
Services – DRC	NR10356	2023-08-31	$124,291.45	$167,793.46	Added Pursuant to 4th Amendment
Services – DRC	NR10358	2023-09-30	$124,088.17	$167,519.03	Added Pursuant to 4th Amendment
Services – DRC	NR10367	2023-10-31	$121,030.52	$163,391.20	Added Pursuant to 4th Amendment
Services – DRC	NR10374	2023-12-31	$124,176.91	$167,638.83	Added Pursuant to 4th Amendment
Services – DRC	FAC/2024/00005	2024-01-31	$123,925.86	$167,299.91	Added Pursuant to 4th Amendment
Services – DRC		TOTAL	$3,235,535.69	$4,367,973.18

Services – Cameroon	NR10242	2022-09-30	$77,333.50	$104,400.23
Services – Cameroon	NR10244	2022-09-30	$418,021.62	$564,329.19
Services – Cameroon	NR10246	2022-09-30	$358,655.26	$484,184.60
Services – Cameroon	NR10254	2022-09-30	$234,000.00	$315,900.00
Services – Cameroon	NR10258	2022-09-30	$251,703.69	$339,799.98
Services – Cameroon	NR10279	2022-12-31	$40,158.52	$54,214.00
Services – Cameroon	NR10282	2022-12-31	$87,170.95	$117,680.78
~~Services – Cameroon~~	~~NR10284~~	~~2022-12-31~~	~~$110,511.21~~	~~$149,190.13~~	Recourse Notice (Feb. 13, 2024)
Services – Cameroon	NR10284	2022-12-31	$110,511.21	$149,190.13	Added Pursuant to 4th Amendment
Services – Cameroon	NR10285	2022-12-31	$94,200.00	$127,170.00
Services – Cameroon	NR10288	2022-12-31	$168,272.88	$227,168.39
~~Services – Cameroon~~	~~NR10289~~	~~2022-12-31~~	~~$58,595.43~~	~~$79,103.83~~	Recourse Notice (Feb. 12, 2024)
Services – Cameroon	NR10289	2022-12-31	$58,595.43	$79,103.83	Added Pursuant to 4th Amendment
Services – Cameroon	NR10298	2023-03-31	$22,926.48	$30,950.75
~~Services – Cameroon~~	~~NR10300~~	~~2023-03-31~~	~~$78,588.00~~	~~$106,093.80~~	Recourse Notice (Feb. 2, 2024)
Services – Cameroon	NR10300	2023-03-31	$78,588.00	$106,093.80	Added Pursuant to 4th Amendment
~~Services – Cameroon~~	~~NR10302~~	~~2023-03-31~~	~~$126,395.66~~	~~$170,634.14~~	Recourse Notice (Jan. 31, 2024)
Services – Cameroon	NR10302	2023-03-31	$126,395.66	$170,634.14	Added Pursuant to 4th Amendment
~~Services – Cameroon~~	~~NR10304~~	~~2023-03-31~~	~~$58,823.55~~	~~$79,411.79~~	Recourse Notice (Feb. 7, 2024)
Services – Cameroon	NR10304	2023-03-31	$58,823.55	$79,411.79	Added Pursuant to 4th Amendment
Services – Cameroon	NR10337	2023-06-30	$18,044.12	$24,359.56
Services – Cameroon	NR10336	2023-06-30	$85,845.62	$115,891.59
Services – Cameroon	NR10335	2023-06-30	$58,823.55	$79,411.79
Services – Cameroon	NR10334	2023-06-30	$101,235.65	$136,668.13
Services – Cameroon	NR10352	2023-07-31	$86,331.14	$116,547.04
Services – Cameroon	NR10355	2023-08-31	$87,401.70	$117,992.30	Added Pursuant to 4th Amendment
Services – Cameroon	NR10357	2023-09-30	$87,162.58	$117,669.48	Added Pursuant to 4th Amendment
Services – Cameroon	NR10370	2023-11-30	$88,652.58	$119,680.98	Added Pursuant to 4th Amendment
Services – Cameroon	NR10375	2023-12-31	$87,266.98	$117,810.42	Added Pursuant to 4th Amendment
Services – Cameroon	FAC/2024/00006	2024-01-31	$86,971.63	$117,411.70	Added Pursuant to 4th Amendment
Services – Cameroon	FAC/2024/00010	2024-02-29	$89,927.76	$121,402.48	Added Pursuant to 4th Amendment
Services – Cameroon	FAC/2024/00018	2024-03-31	$89,810.85	$121,244.65	Added Pursuant to 4th Amendment
Services – Cameroon		TOTAL	$3,152,830.91	$4,256,321.73

Invoice Category	Date	($USD)	($USD) Increase	($CAD)	($CAD) Increased amount see s. 4 of 4th Amendment
MINTA	Dec-23	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Jan-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Feb-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Mar-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Apr-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	May-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Jun-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Jul-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Aug-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Sep-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Oct-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Nov-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Dec-24	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Jan-25	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Feb-25	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Mar-25	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	Apr-25	$47,554.10	$62,554.10	$64,198.04	$84,448.04
MINTA	May-25	$47,554.10	$62,554.10	$64,198.04	$84,448.04
	TOTAL	$855,973.80	$1,125,973.80	$1,155,564.63	$1,520,064.63

SCHEDULE “D”
RECOURSE NOTICES

Recourse #	Recourse Date	Invoice Category	Invoice #	Invoice Date	Invoice ($USD)	Invoice ($CAD)	Interest Paid ($CAD)
1	31-Jan-24	Services – Cameroon	NR10302	2023-03-31	$126,395.66	$170,634.14	$12,388.51
2	2-Feb-24	Services – Cameroon	NR10300	2023-03-31	$78,588.00	$106,093.80	$7,848.03
3	7-Feb-24	Services – Cameroon	NR10304	2023-03-31	$58,823.55	$79,411.79	$6,146.25
4	12-Feb-24	Services – Cameroon	NR10289	2022-12-31	$58,595.43	$79,103.83	$6,393.32
5	13-Feb-24	Services – Cameroon	NR10284	2022-12-31	$110,511.21	$149,190.13	$12,160.02
6	22-Feb-24	Services – DRC	NR10353	2023-07-31	$123,381.45	$166,564.96	$14,602.96
7	7-Mar-24	Services – DRC	NR10283	2022-12-31	$110,511.21	$149,190.13	$14,510.27
8	20-Mar-24	Equipment – Cameroon	NR10187	2022-06-07	$171,773.55	$231,894.29	$24,618.91
9	15-Apr-24	Services – DRC	NR10283	2022-12-31	$110,511.21	$149,190.13	$18,495.49
10	25-Apr-24	Services – Cameroon	NR10258	2022-09-30	$251,703.69	$339,799.98	$44,453.29
11	24-Jun-24	Equipment – Cameroon	NR10145	2022-01-27	$181,318.85	$244,780.45
TOTAL					$1,382,113.81	$1,865,853.63	$161,617.05

SCHEDULE “E”

WAIVER AND SUBORDINATION REQUEST

Schedule 3 (revised June 2024)
Initial Approved Accounts

	Deemed Exchange Rate (USD:CAD)		1.37

	Category	($USD)	($CAD)
	Equipment – DRC	$868,291.77	$1,189,559.72
	Equipment – Cameroon	$779,252.12	$1,067,575.40
	Services – DRC	$3,866,243.55	$5,296,753.66
	Services – Cameroon	$3,415,896.79	$4,679,778.60
	MINTA	$1,125,973.80	$1,542,584.11
	New Invoices	$3,000,000.00	$4,110,000.00
	TOTAL	$13,055,658.03	$17,886,251.50

COMPRISED OF THE FOLLOWING

Invoice Category	Invoice number	Date	($USD)	($CAD)	Notes

Equipment – DRC	NR10127	2021-11-25	$287,266.65	$393,555.31
Equipment – DRC	NR10143	2021-12-08	$30,460.22	$41,730.50
Equipment – DRC	NR10189	2022-06-17	$354,776.55	$486,043.87
Equipment – DRC	NR10207	2022-08-24	$87,472.00	$119,836.64
Equipment – DRC	NR10207	2022-08-24	$1,897.35	$2,599.37
Equipment – DRC	NR10207	2022-08-24	$106,419.00	$145,794.03
Equipment – DRC		TOTAL	$868,291.77	$1,189,559.72

Equipment – Cameroon	NR10107	2021-08-01	$31,026.90	$42,506.85
Equipment – Cameroon	NR10109	2021-08-01	$279,044.15	$382,290.49
~~Equipment – Cameroon~~	~~NR10145~~	~~2022-01-27~~	~~$181,318.85~~	~~$248,406.82~~	Recourse Notice (June 24, 2024)
Equipment – Cameroon	NR10145	2022-01-27	$181,318.85	$248,406.82	Added Pursuant to 5th Amendment
Equipment – Cameroon	NR10187	2022-06-07	$171,773.55	$235,329.76
Equipment – Cameroon	NR10190	2022-06-08	$1,402.12	$1,920.90
Equipment – Cameroon	NR10206	2022-08-24	$27,651.00	$37,881.87
Equipment – Cameroon	NR10206	2022-08-24	$39,350.85	$53,910.66
Equipment – Cameroon	NR10206	2022-08-24	$24,281.70	$33,265.93
Equipment – Cameroon			$23,403.00	$32,062.11
Equipment – Cameroon		TOTAL	$779,252.12	$1,067,575.40

Services – DRC	NR10248	2022-09-30	$77,333.50	$105,946.90
Services – DRC	NR10250	2022-09-30	$418,021.62	$572,689.62
Services – DRC	NR10252	2022-09-30	$382,565.46	$524,114.68
Services – DRC	NR10256	2022-09-30	$234,000.00	$320,580.00
Services – DRC	NR10280	2022-12-31	$40,158.52	$55,017.17
Services – DRC	NR10281	2022-12-31	$87,170.95	$119,424.20
~~Services – DRC~~	~~NR10283~~	~~2022-12-31~~	~~$110,511.21~~	~~$151,400.36~~	Recourse Notice (April 15, 2024)
Services – DRC	NR10283	2022-12-31	$110,511.21	$151,400.36	Added Pursuant to 5th Amendment
Services – DRC	NR10286	2022-12-31	$376,800.00	$516,216.00
Services – DRC	NR10299	2023-03-31	$19,487.50	$26,697.88
Services – DRC	NR10301	2023-03-31	$66,799.78	$91,515.70
Services – DRC	NR10303	2023-03-31	$107,436.27	$147,187.69
Services – DRC	NR10305	2023-03-31	$200,000.00	$274,000.00
Services – DRC	NR10341	2023-06-30	$15,337.50	$21,012.38
Services – DRC	NR10340	2023-06-30	$72,968.75	$99,967.19
Services – DRC	NR10339	2023-06-30	$200,000.00	$274,000.00
Services – DRC	NR10338	2023-06-30	$86,050.27	$117,888.87
Services – DRC	NR10353	2023-07-31	$123,381.45	$169,032.59
Services – DRC	NR10356	2023-08-31	$124,291.45	$170,279.29
Services – DRC	NR10358	2023-09-30	$124,088.17	$170,000.79
Services – DRC	NR10367	2023-10-31	$121,030.52	$165,811.81
Services – DRC	NR10374	2023-12-31	$124,176.91	$170,122.37
Services – DRC	FAC/2024/00005	2024-01-31	$123,925.86	$169,778.43
Services – DRC	NR10369	2023-11-30	$125,354.67	$171,735.90	Added Pursuant to 5th Amendment
Services – DRC	FAC/2024/00011	2024-02-29	$126,438.57	$173,220.84	Added Pursuant to 5th Amendment
Services – DRC	FAC/2024/00017	2024-03-31	$126,339.20	$173,084.70	Added Pursuant to 5th Amendment
Services – DRC	FAC/2024/00031	2024-04-30	$125,957.06	$172,561.17	Added Pursuant to 5th Amendment
Services – DRC	FAC/2024/00035	2024-05-31	$126,618.36	$173,467.15	Added Pursuant to 5th Amendment
Services – DRC		TOTAL	$3,866,243.55	$5,296,753.66

Services – Cameroon	NR10242	2022-09-30	$77,333.50	$105,946.90
Services – Cameroon	NR10244	2022-09-30	$418,021.62	$572,689.62
Services – Cameroon	NR10246	2022-09-30	$358,655.26	$491,357.71
Services – Cameroon	NR10254	2022-09-30	$234,000.00	$320,580.00
~~Services – Cameroon~~	~~NR10258~~	~~2022-09-30~~	~~$251,703.69~~	~~$344,834.06~~	Recourse Notice (April 25, 2024)
Services – Cameroon	NR10258	2022-09-30	$251,703.69	$344,834.06	Added Pursuant to 5th Amendment
Services – Cameroon	NR10279	2022-12-31	$40,158.52	$55,017.17
Services – Cameroon	NR10282	2022-12-31	$87,170.95	$119,424.20
Services – Cameroon	NR10284	2022-12-31	$110,511.21	$151,400.36
Services – Cameroon	NR10285	2022-12-31	$94,200.00	$129,054.00
Services – Cameroon	NR10288	2022-12-31	$168,272.88	$230,533.85
Services – Cameroon	NR10289	2022-12-31	$58,595.43	$80,275.74
Services – Cameroon	NR10298	2023-03-31	$22,926.48	$31,409.28
Services – Cameroon	NR10300	2023-03-31	$78,588.00	$107,665.56
Services – Cameroon	NR10302	2023-03-31	$126,395.66	$173,162.05
Services – Cameroon	NR10304	2023-03-31	$58,823.55	$80,588.26
Services – Cameroon	NR10337	2023-06-30	$18,044.12	$24,720.44
Services – Cameroon	NR10336	2023-06-30	$85,845.62	$117,608.50
Services – Cameroon	NR10335	2023-06-30	$58,823.55	$80,588.26
Services – Cameroon	NR10334	2023-06-30	$101,235.65	$138,692.84
Services – Cameroon	NR10352	2023-07-31	$86,331.14	$118,273.66
Services – Cameroon	NR10355	2023-08-31	$87,401.70	$119,740.33
Services – Cameroon	NR10357	2023-09-30	$87,162.58	$119,412.73
Services – Cameroon	NR10370	2023-11-30	$88,652.58	$121,454.03
Services – Cameroon	NR10375	2023-12-31	$87,266.98	$119,555.76
Services – Cameroon	FAC/2024/00006	2024-01-31	$86,971.63	$119,151.13
Services – Cameroon	FAC/2024/00010	2024-02-29	$89,927.76	$123,201.03
Services – Cameroon	FAC/2024/00018	2024-03-31	$89,810.85	$123,040.86
Services – Cameroon	NR10366	2023-10-31	$83,565.34	$114,484.52	Added Pursuant to 5th Amendment
Services – Cameroon	FAC/2024/00032	2024-04-30	$89,361.27	$122,424.94	Added Pursuant to 5th Amendment
Services – Cameroon	FAC/2024/00036	2024-05-31	$90,139.27	$123,490.80	Added Pursuant to 5th Amendment
Services – Cameroon		TOTAL	$3,415,896.79	$4,679,778.60

Invoice Category	Date	($USD)	($USD) Increase	($CAD)	($CAD) Increased amount see s. 4 of 4th Amendment
MINTA	Dec-23	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Jan-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Feb-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Mar-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Apr-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	May-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Jun-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Jul-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Aug-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Sep-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Oct-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Nov-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Dec-24	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Jan-25	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Feb-25	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Mar-25	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	Apr-25	$47,554.10	$62,554.10	$65,149.12	$85,699.12
MINTA	May-25	$47,554.10	$62,554.10	$65,149.12	$85,699.12
	TOTAL	$855,973.80	$1,125,973.80	$1,172,684.11	$1,542,584.11

Invoice Category	Invoice number	Date	($USD)	($CAD)	Notes
Monthly Service Invoice		Jul-24	$200,000.00	$274,000.00	Added Pursuant to 5th Amendment
Monthly Service Invoice		Aug-24	$200,000.00	$274,000.00	Added Pursuant to 5th Amendment
Monthly Service Invoice		Sep-24	$200,000.00	$274,000.00	Added Pursuant to 5th Amendment
Monthly Service Invoice		Oct-24	$200,000.00	$274,000.00	Added Pursuant to 5th Amendment
Monthly Service Invoice		Nov-24	$200,000.00	$274,000.00	Added Pursuant to 5th Amendment
Monthly Service Invoice		Dec-24	$200,000.00	$274,000.00	Added Pursuant to 5th Amendment
New Equipment Invoices		Jul-24	$300,000.00	$411,000.00	Added Pursuant to 5th Amendment
New Equipment Invoices		Aug-24	$300,000.00	$411,000.00	Added Pursuant to 5th Amendment
New Equipment Invoices		Sep-24	$300,000.00	$411,000.00	Added Pursuant to 5th Amendment
New Equipment Invoices		Oct-24	$300,000.00	$411,000.00	Added Pursuant to 5th Amendment
New Equipment Invoices		Nov-24	$300,000.00	$411,000.00	Added Pursuant to 5th Amendment
New Equipment Invoices		Dec-24	$300,000.00	$411,000.00	Added Pursuant to 5th Amendment
New Invoices		TOTAL	$3,000,000.00	$4,110,000.00

C-5